UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Animal Life Sciences, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Nevada

       Date of organization
       August 22, 2018

Physical address of issuer
2323 S. Voss Road, Suite 510-12
Houston, TX 77057

Website of issuer
www.animallifesciences.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3 part-time contractors, no full-time employees

	December 31, 2019 Most recent fiscal year-end	December 31, 2018 Prior fiscal year-end
Total Assets	$149,568	$36,947
Cash & Cash Equivalents	$109,067	$16,692
Accounts Receivable	$0.00	$0.00
Short-term Debt	$4,077	$46
Long-term Debt	$0.00	$26,000
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(96,475)	$(1,599)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ D. Hughes Watler, Jr.
(Signature)

D. Hughes Watler, Jr.
(Name)

Director and Chief Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Terry Tognietti
(Signature)

Terry Tognietti
(Name)

Director and Chief Executive Officer
(Title)

July 14, 2020
(Date)

/s/ D. Hughes Watler, Jr.
(Signature)

D. Hughes Watler, Jr.
(Name)

Director and Chief Financial Officer
(Title)

July 14, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum,
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Subscription Agreement for Omnibus Common Stock Investment Agreement
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


July 14, 2020

Animal Life Sciences, Inc.



Up to 1,070,000 Shares of Common Stock


Animal Life Sciences, Inc., (the "**Company**," "**ALS**," "**we**," "**us**", or "**our**"), is offering up to 1,070,000 shares of common stock (the "**Securities**") at a purchase price of $1.00 per share. Potential purchasers of Securities are referred to herein as "**Investors**". The minimum target offering is $100,000 (or 100,000 shares of common stock) (the "**Target Amount**"). The Company intends to raise at least the Target Amount amount and up to $1,070,000 (or 1,070,000 shares of common stock) from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $100,000 by October 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company may conduct multiple closings. The Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline. If the Company chooses to conduct multiple closing, investors in the earlier closings will be investing in an entity that has less capital than investors in later closings.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Common Stock Investment Agreement, as described in Exhibit E. Under the Omnibus Common Stock Investment Agreement, Securites sold in this Offering will be deposited into each Investors' custodial account with Prime Trust, LLC, who will serve as the trustee and custodian (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Is not a development stage company that has no specific business plan, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.animallifesciences.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/animal-life-sciences

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of

any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investors is urged to read this Form C and the Exhibits hereto in their entirety.

Animal Life Sciences, Inc. is a Nevada corporation, formed on August 22, 2018. We were originally formed by our founders as a Nevada limited liability company. In 2019, we decided that it would be better to convert the company to a more traditional "C" corporation status in anticipation of an eventual public listing. We applied to the IRS for the conversion in early April 2019 and our application was approved on June 12, 2019. Shortly thereafter, we filed a Certificate of Amendment with the State of Nevada to change our name from Animal Life Sciences, LLC to Animal Life Sciences, Inc.

The Company is located at 2323 S. Voss Road, Suite 510-12, Houston, TX 77057.

The Company's website is www.animallifesciences.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/animal-life-sciences and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Common Stock Investment Agreement, as described in Exhibit E. Under the Omnibus Common Stock Investment Agreement, Securites sold in this Offering will be deposited into each Investors' custodial account with the Custodian. In order to receive Securities from this Offering, Investors will be required to to establish, or verify that they already have, an account with the Custodian.

Minimum amount of shares of Company common stock being offered	100,000 shares
Total number of shares of Company common stock (outstanding after Offering (if minimum amount reached)	6,958,334 shares*
Maximum number of shares of Company common stock being offered	1,070,000 shares

Total number of shares of Company common stock outstanding after Offering (if maximum amount reached)	7,928,334 shares*
Purchase price per security	$1.00 per share
Minimum individual purchase amount	$250+
Offering deadline	October 31, 2020
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting rights	See the description of the voting rights on page 35

*The total number of shares of Company common stock outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative minimum individual purchase amounts to Investors participating in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2% of the Securities issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15.00	$235
Aggregate Target Offering Amount	$100,000	$6,000	$94,000
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative minimum individual purchase amounts to Investors participating in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We intend to use the proceeds from this offering to pay for the initial development and marketing of our Nutritional pet products as well as for working capital purposes. We will continue to require substantial additional capital to continue any clinical development of our Pharmaceutical pet products and commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of funding we will require to complete research and development and commercialize our products under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

- whether our plan for clinical trials will be completed on a timely basis;

- the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

- the costs associated with securing and establishing commercialization and manufacturing capabilities;

- market acceptance of our product candidates;

- the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

- our ability to maintain, expand and enforce the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

- our need and ability to hire additional management and scientific and medical personnel;

- the effect of competing drug candidates and new product approvals;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

- the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet submitted any drug candidates for approval by regulatory authorities in the United States or elsewhere.

To date, we have devoted most of our financial resources to corporate overhead. We have not generated any revenues from product sales. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for any of our products. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our drug candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

We have no operating history and we expect a number of factors to cause our operating results to fluctuate on an annual basis, which may make it difficult to predict our future performance.

We are a company with no operating history. Our operations to date have been limited to acquiring our technology portfolio. We have not yet commenced any clinical trials or obtained any regulatory approvals for any of our product candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our operating results are expected to significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

- any delays in regulatory review and approval of our product candidates in clinical development, including our ability to receive approval from the FDA;

- delays in the commencement, enrollment and timing of clinical trials;

- the success of our clinical trials through all phases of clinical development;

- potential side effects of our product candidate that could delay or prevent approval or cause an approved drug to be taken off the market;

- our ability to obtain additional funding to develop drug candidates;

- competition from existing products or new products that continue to emerge;

- our ability to adhere to clinical trial requirements directly or with third parties such as contract research organizations (CROs);

- our ability to establish or maintain collaborations, licensing or other arrangements;

- our ability to defend against any challenges to our intellectual property including, claims of patent infringement;

- our ability to enforce our intellectual property rights against potential competitors;

- our ability to secure additional intellectual property protection for our developing drug candidates and associated technologies;

- our ability to attract and retain key personnel to manage our business effectively; and

- potential product liability claims.

These factors are our best estimates of possible factors, but cannot be considered a complete recitation of possible factors that could affect the Company. Accordingly, the results of any historical quarterly or annual periods should not be relied upon as indications of future operating performance.

Our product candidates may have undesirable side effects that may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

- regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

- we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

- we may be subject to limitations on how we may promote the product;

- sales of the product may decrease significantly;

- regulatory authorities may require us to take our approved product off the market;

- we may be subject to litigation or product liability claims; and

- our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Our research and development will rely on evaluations in animals, which is controversial and may become subject to bans or additional regulations.

The evaluation of our products and product candidates in target animals is required to develop, formulate and commercialize our products and product candidates. Although our animal testing will be subject to GLPs and GCPs, as applicable, animal testing in the human pharmaceutical industry and in other industries continues to be the subject of controversy and adverse publicity. Some organizations and individuals have sought to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that such bans or regulations are imposed, our research and development activities, and by extension our operating results and financial condition, could be harmed. In addition, negative publicity about animal practices by us or in our industry could harm our reputation among potential customers.

If approved, our prescription drug product candidates may be marketed in the United States only in the target animals and for the indications for which they are approved, and if we want to expand the approved animals or indications, we will need to obtain additional approvals, which may not be granted.

If, in the future, our prescription drug product candidates are approved by regulatory authorities, we may market or advertise them only in the specific species and for treatment of the specific indications for which they were approved, which could limit use of the products by veterinarians and animal owners. We intend to develop, promote and commercialize approved products for other animals and new treatment indications in the future, but we cannot be certain whether or at what additional time and expense we will be able to do so. If we do not obtain marketing approvals for other species or for new indications, our ability to expand our business may be harmed.

The market for our future products, and the animal health market as a whole, is uncertain and may be smaller than we anticipate, which could lead to lower revenue and harm our operating results.

It is very difficult to estimate the commercial potential of any of our future products because of the emerging nature of our industry as a whole. The animal health market continues to evolve and it is difficult to predict the market potential for our future products. The market will depend on important factors such as safety and efficacy compared to other available treatments, changing standards of care, preferences of veterinarians, the willingness of companion and production animal owners to pay for such products, and the availability of competitive alternatives that may emerge either during the product development process or after commercial introduction. If the market potential for our future products is less than we anticipate due to one or more of these factors, it could negatively impact our business, financial condition and results of operations. Further, the willingness of companion and production animal owners to pay for our future products may be less than we anticipate, and may be negatively affected by overall economic conditions. The current penetration of animal insurance in the United States is low, animal owners are likely to have to pay out-of-pocket, and such owners may not be willing or able to pay for our products.

If the FDA does not find the manufacturing facilities of our future contract manufacturers acceptable for commercial production, we may not be able to commercialize any of our product candidates.

We do not have any manufacturing capabilities and we do not intend to manufacture the pharmaceutical and nutritional products that we plan to sell. We will be completely dependent on third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and the FDA's current good manufacturing practice standards, or cGMP, and other requirements of any governmental agency whose jurisdiction to which we are subject, our product candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates, including:

- the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our product candidates;

- the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

- the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the government agencies that regulate our products.

We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

We have no sales, marketing or distribution experience. To develop sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that any of our product candidates will be approved by the FDA. For product candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including that we or our third-party sales collaborators may not be able to build and maintain an effective marketing or sales force. If we use third parties to market and sell our products, we may have limited or no control over their sales, marketing and distribution activities on which our future revenues may depend.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek to enter into collaborations with companies that have more experience. Additionally, if any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to our unlicensed territories. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our product candidates.

One or more of our collaboration partners may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may contain provisions that are not favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our product candidates. In some cases, we may be responsible for continuing pre-clinical and initial clinical development of a product candidate or research program under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our product candidates, we would face increased costs, we may be forced to limit the number of our product candidates we can commercially develop or the territories in which we commercialize them. As a result, we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition could be materially and adversely affected.

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, and manufacturing pharmaceutical products. These companies also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing drugs for the diseases that we are targeting before we do or may develop drugs that are deemed to be more effective or gain greater market acceptance than ours. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than any of our product candidates that we are currently developing or that we may develop, which could render our products obsolete or noncompetitive.

If our competitors market products that are more effective, safer or less expensive or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, because of our limited resources, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may from time to time seek to enforce our intellectual property rights against infringers when we determine that a successful outcome is probable and may lead to an increase in the value of the intellectual property. If we choose to enforce our patent rights against a party, then that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. Additionally, the validity of our patents and the patents we have licensed may be challenged if a petition for post grant proceedings such as inter-partes review and post grant review is filed within the statutorily applicable time with the U.S. Patent and Trademark Office (USPTO). These lawsuits and proceedings are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party' s activities do not infringe our intellectual property rights. In addition, in recent years the U.S. Supreme Court modified some tests used by the USPTO in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of a challenge of any patents we obtain or license.

We may be subject to claims that our employees and contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we may employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

We currently have no full-time and 3 part-time employees who serve as contractors. As we advance our Nutritional pet products through development and approval and our Pharmaceutical pet product candidates through pre-clinical studies and clinical trials, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, if we choose to become a public company, we may need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the development, regulatory, commercialization and business development expertise of our management team, key employees and consultants. If we lose one or more of our executive officers or key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees or consultants may terminate their employment at any time. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

In addition, we have scientific and clinical advisors and consultants who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We do not expect that our insurance policies will cover all of our business exposures thus leaving us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. In particular, we do not carry product liability insurance covering any clinical trials liability that we may incur. Although we intend to obtain such insurance before we commence any clinical trials, there can be no assurance that we will secure adequate insurance coverage or that any such insurance coverage will be sufficient to protect our operations to significant potential liability in the future. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on our three officers in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of our officers die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect us and our operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We may experience a potential negative impact on our sources of supply as well as in the demand for our prducts due to the spread of the coronavirus.

With regard to the supply of materials to be used in our business, we do not expect to source a significant amount of materials directly from China, therefore, the recent coronavirus outbreak in China should not have an impact on the availability of such of materials to be used in our business. However, the general decline in business opertions in the United States due to the spread of the coronavirus in this country could have a potential negative impact on our sources of supply as well as the demand for our prducts at such time as we are ready to bring our products to market.

We are not currently registered to conduct business in the State of Texas.

The Company is incorporated in and licensed to do business in the State of Nevada. The Company does not have its own physical office at any location. However, the Company's address of record is the office of one of its officers who is located in the State of Texas. Based on this informal arrangement, the Company has elected not to register to conduct business in the State of Texas. Prior to the closing of this offering, however, the Company undertakes to register to conduct business in the State of Texas.

Risks Related to the Offering

The Company can complete this offering even if only the minimum Target Amount is received; the receipt of only the minimum offering will limit the Company's ability to execute its business plan. The Company may also conduct multiple closings.

The Company is only required to sell $100,000 in Securities to complete this offering. As such, there can be no assurance that the Company will successfully raise more than $100,000 in this offering. The success of this offering will impact, in large part, the Company's ability to implement its business plan. If the Company sells only the minimum number of Securities, yielding minimal gross proceeds, it may be unable to sufficiently fund operations or fully execute on its business plan. This could potentially result in a material adverse effect on its business, prospects, financial condition and results of operations.

In addition, the Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline. If the Company chooses to conduct multiple closing, investors in the earlier closings will be investing in an entity that has less capital than investors in later closings.

Investors will be required to purchase the Company common stock in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust, LLC. Therefore, to make an investment commitment, a prospective Investor must make a custodial account with Prime Trust and subscribe to the offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company common stock purchased in this offering out of the Prime Trust custodial account, they may incur a fee.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.

The Company may conduct an intermediate close of the Offering, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period, provided that, among other things, the Company has received not less than two times the Target Amount. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

Our common stock purchased in this offering will not be freely tradable until one year from the initial purchase date. Although the shares of common stock may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be in the near future a public market for the Company's common stock. Because the common stock being offered has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the common stock as transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the common stock may also adversely affect the price that you might be able to obtain for the common stock in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors purchasing Company common stock in this offering may be significantly diluted as a consequence of subsequent financings.

The Company common stock being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of common stock will be subject to dilution in an unpredictable amount. Such dilution will reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

There is no present market for the Company's common stock and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company's executive officers and directors will continue to exercise significant control over the Company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and assuming we complete the maximum offering, the Company's executive officers and directors will hold, in the aggregate, approximately 61.4% of the Company's outstanding common stock. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets.

These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among one or more of these stockholders may have an adverse effect on the value of the common stock being purchased.

In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Investors will be required to purchase the Securities using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the Offering through custodial accounts managed by the escrow agent, Prime Trust, LLC. Therefore, to make an investment commitment, a prospective Investor must make a custodial account with Prime Trust and subscribe to the Offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer a purchased Security out of the Prime Trust custodial account, they may incur a fee.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Common Stock Investment Agreement, not Common Stock.

The beneficial interest in the Omnibus Common Stock Investment Agreement does not entitle Investors, excluding Prime Trust as the custodian and trustee, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Common Stock. Prime Trust as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Common Stock Investment Agreement in its sole and absolute discretion. Investors should carefully review the Subscription Agreement for Omnibus Common Stock Investment Agreement to understand the risks inherent in this investment vehicle.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a pharmaceutical and nutritional development company with a two-pronged business strategy to improve pet health, capitalizing on licensed, proprietary human research, testing and drug development targeting common diseases from some of the most prominent research institutions in the world. On the pharmaceutical side, ALS has licensed cancer related drugs from biotech companies in various stages of FDA approval for exclusive marketing for pets. On the nutrition side, ALS will be using this scientific approach for entering the pet food market with a natural, healthy launch into the food/snack/supplement categories.

We have currently licensed 10 novel drug candidates with 5 that are in human clinical trials today with exclusive rights to market for pets.

ALS was founded by leading scientists, clinicians and executives with decades of experience in drug discovery as well as bringing consumer products to the market. Based on this expertise, the Company targets a sustainable and growth oriented revenue stream in the next 1-2 years by launching into the pet nutrition category with a direct to consumer initial strategy. We plan to utilize our scientific and clinical expertise to create a brand of scientifically engineered food products for direct distribution to pet owners across the globe.

Our product portfolio includes multiple therapeutic technologies originally developed at M. D. Anderson Cancer Center in Houston, Texas, the largest cancer treatment and research institute in the world, and Wake Forest University. Our founder is Dr. Waldemar Priebe, a Professor of Medicinal Chemistry in the Department of Experimental Therapeutics at M. D. Anderson Cancer Center, who is the inventor of more than 50 patents, the author of more than 200 scientific publications, and discoverer of five drugs that have reached clinical studies in humans. Our strategy is to leverage advances in human drug development by applying them to veterinary medicine under the guidance of leading experts in animal science.

We also plan to continue to expand our development pipeline by licensing more drug technologies in the future.

Business Plan

Our business model is centered on a two prong approach: (i) ***Pharmaceutical*** drugs addressing common pet diseases; and (ii) ***Nutritional*** Pet food, snacks and supplements.

In our ***Pharmaceutical*** business, we will follow a marketing plan based on the timing of when selected drugs are approved. If such approvals are obtained, we expect to drive customized marketing strategies directed toward veterinarians for prescription use.

In our ***Nutritional*** business, we will follow a marketing plan based on a "direct to consumer" launch, including a subscription opportunity to economize purchases by signing up for regular deliveries of a healthy pet diet, with ongoing communication to these pet owners.

The Company's Products and/or Services

In our ***Pharmaceutical*** business, ALS already has licensed patented technology addressing common diseases with exclusive rights to the pet market—these cover 10 different drugs in various stages of FDA testing, with no cash outlay obligations to get these drugs through Phase II FDA trials. Our ability to obtain approval for the animal market is dependent on our licensors first receiving FDA approvals in their human clinical trials. We have no control over these trials and can provide no assurance that any of these drug candidates will be approved, or the timing of any approvals. We are currently monitoring the following licensed drug pipeline for humans to be ready to exploit these if approved for use in pets:


PIPELINE *
Drug
Preclinical
Phase I
Phase II
BERUBICIN
Brain Tumors
ANNAMYCIN
Leukemia
WP1066
Multiple Tumors
WP1220
Skin Disease
WP1122
Multiple Tumors
WPD101
Brain Tumors
WPD102
Uveal Melanoma
WP1234
Multiple Tumors
WPD103
Multiple Tumors
WP1732
Pancreatic Cancer

In our ***Nutritional*** business, our strategy for a branded pet nutrition launch is currently in development, with plans to finalize recipes and packaging by the end of the fourth quarter of 2020, subject to any regulatory approvals. Revenue from our branded pet food sales could begin as soon as the third quarter of 2021. There can be no assurances, however, that we will be able to meet either the attainment of any needed regulatory approvals by the end of the fourth quarter of 2020, and/or the commencement of our branded pet food sales by the third quarter of 2021.

ALS is currently a startup entity with no customer revenues yet generated in either our *Nutritional* business or our *Pharmaceutical* business. As indicated above, we do not currently have a marketable product to sell to customers in our *Nutritional* business. We are presently working with an experienced industry consultant to develop a formula for an initial marketable pet food product, however, we believe that it will be at least 12 months before we can meet all of the necessary technical, financial, logistical, marketing, and regulatory challenges that will be needed in order for us to bring that product to market and put us in position to begin receiving revenues from any customers. In our *Pharmaceutical* business, the timeframe for developing a marketable product and achieving any customer revenues is likely to be substantially longer, perhaps as lengthy as 3 to 5 years. In that business, we are largely dependent on the results and timing of the initial efforts of our three licensor partners as a prerequisite for us to be able to commence the development of any marketable drug products suitable for administering to pets that would position us to eventually begin receiving revenues from customers. For a further description of some of the product development and marketing risks that we will be facing in both of our planned business lines, see "Risk Factors – Risks Related to the Company's Business and Industry."

Competition

The animal health industry is dominated by large independent companies, as well as subsidiaries of large pharmaceutical companies. Additionally, smaller animal health companies may choose to develop competitive products. We believe that the large human pharmaceutical companies may also decide to spin out their animal health subsidiaries into standalone companies.

Partnerships and Relationships

We currently have Sublicense agreements in place with 3 biotech companies with exclusive rights for pets to technology addressing 5 different cancer related diseases with 10 drugs in various stages of FDA trials. Cancer is the leading cause of death among dogs and cats, where nearly 50% of pets over the age of 10 will develop some type of cancer.

We plan to utilize our scientific and clinical expertise to create a brand of scientifically engineered food products for direct distribution to pet owners across the globe—the US pet food market is a $30 billion, growing market.

Supply Chain

ALS is currently a startup entity with no customer revenues yet generated in either our *Nutritional* business or our *Pharmaceutical* business. We generally expect to have access to the raw materials and packaging materials that will be required in order to manufacture and distribute our products whenever we reach the point of bringing our products to market, however, the general decline in business opertions in the United States due to the recent spread of the coronavirus could have a potential negative impact on our sources of supply if the decline continues.

Intellectual Property

Sublicense Agreements

As further indicated below, ALS has executed sublicense agreements with three established biotech companies (Moleculin Biotech, CNS Pharmaceuticals, and WPD Pharmaceuticals). These contracts essentially reflect exchange agreements whereby we granted them various levels of minority ownership stakes in ALS and these companies simultaneously granted ALS access to certain of their technologies focused on the licensing, development and commercialization of safe and effective treatments for pet animals based on human cancer technologies.

- Moleculin Biotech, Inc.
    - Clinical stage pharma company focused on oncology drug candidates based on discoveries at M. D. Anderson Cancer Center
- CNS Pharmaceuticals, Inc.
    - Clinical stage biotech company specializing in development of novel treatments for brain tumors
- WPD Pharmaceuticals, Inc.
    - Licensed portfolio of patents for diagnosis and treatment of cancers including the most resistant ones like brain tumor glioblastoma and pancreatic cancer

The three sub-license agreements provide for various rights and obligations of the Company in pursuing animal health research based on the licensed technologies and require the Company to make reimbursements to the licensors for specified research payments which are generally conditioned upon the licensors providing the Company with an advance notice requesting such payments, along with an accounting showing the calculations for such payments. In two of the three sub-license agreements, the Company is also obligated to pay royalties to the licensors based on either a percentage of such requested reimbursements or of defined sales of sub-licensed products.

Trademarks

The Company is currently in the process of seeking a trademark for the name "Animal Life Sciences" with the U.S. Patent and Trademark Office.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. At the federal level, the Center for Veterinary Medicine is responsible for regulation of: (1) Animal drugs; (2) Medicated feeds; (3) Food additives for animals; (4) Feed ingredients; and (5) Pet foods. In addition to federal regulations, each state can enforce its own labeling regulations. Additionally, the Association of American Feed Control Offices ("AAFCO") is a voluntary membership organization that includes regulatory offices of state and government agencies.

Litigation

The Company is currently not involved in any litigation and none has been threatened against the Company.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the minimum offering amount and maximum offering amount are raised.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Product Development & Marketing	94.00%	$94,000	56.07%	$600,000
Working Capital	0.00%	0.00%	32.71%	$350,000
General & Administrative Expenses	0.00%	0.00%	5.22%	$55,800
Total	**100%**	**$100,000**	**100%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The category for Product Development & Marketing includes costs, primarily of an external nature, that will be incurred in order to develop one or more pet food nutritional or supplemental products and bring them to the market. These costs would include, but would not necessarily be limited to, such items as the following:

- Costs to engage nutritional consultants to develop one or more pet food nutritional or supplemental product formulas
- Costs to obtain a suitable contract manufacturer having the requisite equipment and distribution facilities to mass produce the products
- Costs to source the raw materials and packaging materials required in order to manufacture and distribute the products
- Costs to conduct online marketing campaigns to stimulate consumer demand for the products
- Costs to secure any necessary regulatory approvals to manufacture and sell the products

The category for Working Capital includes includes liquid cash funds that would be needed periodically in order to cover the difference in timing between the receipt of any amounts that are expected to be collected by the Company in the course of its daily business operations and the payment of any amounts that are due to be paid by the Company as a result of either a current or long term financial obligation.

The Company does have discretion to alter the use of proceeds as set forth above. For example, economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for at least the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for At Least the Last Three (3) Years	Education
Terry Tognietti	Chief Executive Officer & Director (since April 2019)	Since 1999, Mr. Tognietti has been President & CEO of The Tognietti Group, Inc., which provides assistance to entrepreneurs and companies with commercialization of their products and services.	B.S., Engineering, California Polytechnic State University, 1979.
D. Hughes Watler	Chief Financial Officer & Director (since August 2018)	Since 2017, Mr. Watler has been engaged as an independent financial consultant providing services in his own name to growing companies in a variety of industries on impactful financial and accounting matters, such as acquisitions, capitalizations, financings, investor relations and public reporting.	B.B.A., Finance, Texas A&M University, 1970. M.P.A., Accounting, University of Texas at Austin, 1973.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently engages the three officers listed above as contractors on a part-time basis. There are no other employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities as of July 14, 2020:

Type of security	Common Stock
Amount outstanding	6,858,334
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	55.5%

Type of security	Common Stock Warrants
Amount outstanding/Face Value	1,830,000
Voting Rights	The warrant holders have no voting rights.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These warrants are exercisable into common stock at an exercise price of $0.10 per share. As the purchase price in this offering is $1.00 per share, investors will be diluted at the time of conversion. This class of warrants is convertible into a total of 1,830,000 shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 21.1%, assuming the conversion of only these warrants at the exercise price indicated above.

Type of security	Common Stock Warrants
Amount outstanding/Face Value	1,830,000
Voting Rights	The warrant holders have no voting rights.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These warrants are exercisable into common stock at an exercise price of $0.20 per share. As the purchase price in this offering is $1.00 per share, investors will be diluted at the time of conversion. This class of warrants is convertible into a total of 1,830,000 shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 21.1%, assuming the conversion of only these warrants at the exercise price indicated above (34.8% if the warrants exercisable at $0.10 per share are also exercised).

Type of security	Common Stock Warrants
Amount outstanding/Face Value	1,830,000
Voting Rights	The warrant holders have no voting rights.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These warrants are exercisable into common stock at an exercise price of $0.30 per share. As the purchase price in this offering is $1.00 per share, investors will be diluted at the time of conversion. This class of warrants is convertible into a total of 1,830,000 shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	Approximately 21.1%, assuming the conversion of only these warrants at the exercise price indicated above (44.5% if the warrants exercisable at $0.10 per share and $0.20 per share are also exercised).

The Company has no debt outstanding.

Ownership

Based upon a total of 6,858,334 shares outstanding, a majority of the Company is owned by our founding scientist, Dr. Waldemar Priebe.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own

Name	Percentage Owned Prior to Offering
Dr. Waldemar Priebe	45.6%

Following the Offering, if the minimum offering of 100,000 shares of common stock is completed, the Investors will own 1.4% of the Company, and if the maximum offering of 1,070,000 shares of common stock is completed, the Investors will own 13.5% of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Animal Life Sciences, Inc. (the "**Company**") is a Nevada corporation, formed on August 22, 2018. The Company does not currently have an identifiable physical presence, however, its officers are all located in Houston, Texas. The Company is a pharmaceutical and nutritional development company with a two-pronged business strategy to improve pet health, capitalizing on proprietary human research, testing and drug development targeting common diseases from some of the most prominent research institutions in the world.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the clinical trials of its various sublicensed pharmaceuticals as well as on the initial development and marketing of its proposed nutritional products for pets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

As of June 30, 2020, the Company had $26,348 in aggregate cash and cash equivalents, leaving the Company with approximately 3-4 months of runway.

Liquidity and Capital Resources

We plan to use the proceeds from this Offering as set forth above under "*Use of Proceeds*", however, the proceeds from this Offering will be insufficient to allow us to pursue our business plan and will require the completion of a follow-on financing. We believe the influx of capital from this Offering will assist us in the achievement of our next capital raising milestones, although there is no assurance that we will be successful in raising additional capital. In addition, if we are only able to complete the Target Offering Amount of $100,000, we will need to raise additional capital immediately in order to continue to execute our business plan Investors in this Offering will lose their investment entirely if we are unable to raise additional capital in the future as we may be required to cease operations. The Company does not presently have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

There is no public market for the Company's common stock. The offering price of the shares being offered has been determined by the Company's board of directors without the assistance of a third party. Among the factors considered in determining the offering price of the shares, in addition to the prevailing market conditions, are the Company's estimates of its business potential and earnings prospects. The offering price should not be considered an indication of the actual value of the common stock. That price is subject to change as a result of market conditions and other factors, and the Company cannot assure you that the common stock will be able to be resold at or above the offering price at such time as the common stock becomes eligible for resale.

The offering price of the shares being offered has been determined by the Company's board of directors based on an internal pre-offering valuation of the Company of approximately $6.5 million. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	3,125,000 shares to a founder	$12,500.00	Startup expenses	August 2018	Section 4(a) (2)
Convertible Notes	Convertible into 900,000 shares	$26,000.00	Startup expenses	December 2018	Section 4(a) (2)
Common Stock Warrants	Convertible into 5,490,000 shares	Issued in connection with convertible note offering	N/A	December 2018	Section 4(a) (2)
Common Stock	26,000 shares @ $0.96/share	$24,960.00	Working capital	April 16, 2019	Rule 506(b) of Regulation D
Common Stock	26,042 shares @ $0.96/share	$25,000.00	Working capital	May 24, 2019	Rule 506(b) of Regulation D
Common Stock	104,000 shares @ $0.96/share	$99,840.00	Working capital	May 30, 2019	Rule 506(b) of Regulation D
Common Stock	25,000 shares @ $0.96/share	$24,000.00	Working capital	July 10, 2019	Rule 506(b) of Regulation D
Common Stock	26,042 shares @ $0.96/share	$25,000.00	Working capital	September 24, 2019	Rule 506(b) of Regulation D

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 shares (the "**Shares**") of its common stock at a price per share of $1.00 (the "**Offering**"). The Company is attempting to raise a minimum amount of $100,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by October 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Shares will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000 (the "**Maximum Amount**") and the additional Shares will be allocated at the Company's discretion. The Company may conduct multiple closings. The Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline. If the Company chooses to conduct multiple closing, investors in the earlier closings will be investing in an entity that has less capital than investors in later closings.

The price of the Shares does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Shares.

In order to purchase the Securities, Investors must establish a custodial account with Prime Trust, LLC, the escrow agent servicing the Offering. Once created, you can make a commitment to purchase by completing the relevant subscription process hosted to the Intermediaries platform. The Company will not accept investment commitments not made from a custodial account held by Prime Trust LLC in order to ensure the Company can effectively track investors, make disbursements to such investors and effectively exchange the Securities for other securities of the Company if necessary under the terms of this Form C and the Securities.

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The Subscription Agreement for Omnibus Common Stock Investment Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Common Stock Investment Agreement, as described in Exhibit E. Under the Omnibus Common Stock Investment Agreement, Securites sold in this Offering will be deposited into each Investors' custodial account with the Escrow Agent. In order to receive Securities from this Offering, Investors will be required to to establish, or verify that they already have, an account with the Escrow Agent.

The price of the Shares was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $250.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6% of the amount raised

Stock, Warrants and Other Compensation

2% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company intends to appoint a transfer agent and registrar for its common stock prior to the closing of this Offering, although the Offering is not contingent on such appointment. If the Company is unable to make such appointment prior to the closing, it will act as transfer agent and registrar for the Securities.

Authorized Capitalization

Common Stock

The Company's amended and restated articles of incorporation authorize it to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock. At the initial closing of this Offering (if the minimum amount is sold), 6,958,334 shares of common stock will be issued and outstanding.

Shares of Company common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

The Company does not have any voting agreements in place.

The Company does not have any shareholder agreements in place.

Although the Common Stock being issued is entitled to one vote per share on all matters submitted to stockholders for a vote, each investor will be granting a proxy to Prime Trust which will then provide a proxy for all investors in this Offering to the CEO of the Company to vote all shares of Common Stock issued to the investor in the offering on the investor's behalf. Accordingly, investors will not have the right to vote shares of Common Stock they acquire in the Offering.

Dividends

Holders of common stock are entitled to receive dividends when, as and if declared by the Company's board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on the Company's common stock will be at the discretion of the Company's board of directors. The Company's board of directors may or may not determine to declare dividends in the future. The board's determination to issue dividends will depend upon the Company's profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that the Company's board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after the Company has paid in full, or provided for payment of, all of debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

The Company's issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive or anti-dilution rights. Shares of common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Grant of Voting Proxy

Each investor, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) will by executing the Subscription Agreement for Omnibus Common Stock Investment Agreement provide Prime Trust, LLC, as custodian and trustee, an irrevocable proxy to vote the shares purchased in this Offering in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the custodial holder of the irrevocable proxy (rather than the investor), will vote the shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Common Stock may be entitled to vote by order of law. Prime Trust will agree to vote (with respect to the shares, if any, consistently with the majority of the Common Stock on which such shares are based. Prime Trust will retain the proxy until the Company is required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The terms of the proxy are set forth in Exihibit B to the subscription agreement attached as Exhibit E.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the common stock will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has unsecured notes receivable from a related company, for which one of our officers also serves as an officer of such company, in the amount of $23,700. This amount is expected be repaid prior to closing.

Our founder, Dr. Waldemar Priebe, is also a major shareholder in the three established biotech companies with whom we have executed sublicense agreements (Moleculin Biotech, CNS Pharmaceuticals, and WPD Pharmaceuticals).

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Animal Life Sciences, Inc.

(a Nevada Corporation)

Financial Statements
December 31, 2019 and 2018
(Reviewed)



Cañas, CPA, LLC

Accounting | Auditing | Consulting | Taxes

Animal Life Sciences, Inc.

Index to Financial Statements



Cañas, CPA, LLC

Accounting | Auditing | Consulting | Taxes

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Stockholders and Management of
Animal Life Sciences, Inc.

We have reviewed the accompanying financial statements of Animal Life Sciences, Inc. (a Nevada Corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2019 and the period from inception (August 22, 2018) through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cañas, CPA, LLC

Houston Texas

April 20, 2020





ANIMAL LIFE SCIENCES, INC.
Balance Sheets

	December 31,			
	2019		**2018**	
Assets				
Current assets:				
Cash and cash equivalents	$	109,067	$	16,692
Prepaid legal fees		15,000		-
Total current assets		124,067		16,692
Noncurrent assets:				
Unsecured advances to related company		23,700		20,200
Accrued interest receivable from related company		1,801		55
Total other assets		25,501		20,255
Total assets	$	149,568	$	36,947

Liabilities and Stockholders' Equity				
Current liabilities:				
Accrued liabilities - related parties	$	2,389	$	46
Accrued liabilities - other		1,688		-
Total current liabilities		4,077		46
Noncurrent convertible notes payable to related parties		-		26,000
Total liabilities		4,077		26,046
Commitments and contingencies				
Stockholders' equity:				
Common stock, $.001 par value per share, 75,000,000 shares authorized; 6,858,334 and 3,631,250 shares issued and outstanding		6,858		3,631
Additional paid in capital		236,707		8,869
Accumulated deficit		(98,074)		(1,599)
Total stockholders' equity		145,491		10,901
Total liabilities and stockholders' equity	$	149,568	$	36,947

See Accompanying Notes to Financial Statements.

ANIMAL LIFE SCIENCES, INC.
Statements of Operations

	Year Ended December 31, 2019		Period From Inception (August 22, 2018) through December 31, 2018	
Operating expenses:				
General and administrative	$	97,911	$	1,608
Total operating expenses		97,911		1,608
Operating loss		(97,911)		(1,608)
Other income (expense):				
Interest income		1,746		55
Interest expense		(310)		(46)
Total income (expense)		1,436		9
Net loss	$	(96,475)	$	(1,599)
Weighted average shares outstanding - basic and diluted		6,093,309		1,303,271
Net loss per share	$	(0.02)	$	(0.00)

See Accompanying Notes to Financial Statements.

ANIMAL LIFE SCIENCES, INC.
Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at Inception (August 22, 2018)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	3,125,000	3,125	9,375	-	12,500
Issuance of common stock for sublicense agreements	506,250	506	(506)	-	-
Net loss	-	-	-	(1,599)	(1,599)
Balance at December 31, 2018	3,631,250	3,631	8,869	(1,599)	10,901
Issuance of common stock for cash	207,084	207	198,593	-	198,800
Issuance of common stock for sublicense agreement	1,250,000	1,250	(1,250)	-	-
Conversion of notes payable	900,000	900	25,456	-	26,356
Stock compensation expense	870,000	870	5,039	-	5,909
Net loss	-	-	-	(96,475)	(96,475)
Balance at December 31, 2019	6,858,334	$ 6,858	$ 236,707	$ (98,074)	$ 145,491

See Accompanying Notes to Financial Statements.

ANIMAL LIFE SCIENCES, INC.
Statements of Cash Flows

	Year Ended December 31, 2019		Period From Inception (August 22, 2018) through December 31, 2018	
Cash flows from operating activities:				
Net loss	$	(96,475)	$	(1,599)
Adjustments to reconcile net loss to net cash provided by (used in) operations				
Stock compensation expense		5,909		-
Changes in operating assets and liabilities				
Prepaid legal fees		(15,000)		-
Changes in accrued liabilities		4,031		-
Net cash flows used in operating activities		(101,535)		(1,599)
Cash flows from investing activities:				
Unsecured advances to related company		(3,500)		(20,200)
Accrued interest receivable from related company		(1,746)		(55)
Net cash flows used in investing activities		(5,246)		(20,255)
Cash flows from financing activities:				
Issuance of common stock for cash		198,800		12,500
Issuance of convertible notes payable		-		26,000
Accrued interest payable to related parties		356		46
Net cash flows provided by financing activities		199,156		38,546
Net increase in cash and cash equivalents		92,375		16,692
Cash and cash equivalents at beginning of period		16,692		-
Cash and cash equivalents at end of period	$	109,067	$	16,692
Supplemental disclosures of cash flow information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes		-		-
Non-cash financing activities:				
Conversion of notes payable into common stock	$	26,356	$	-

See Accompanying Notes to Financial Statements.

5

ANIMAL LIFE SCIENCES, INC.
Notes to Financial Statements
December 31, 2019 and 2018

(1) Business and Summary of Significant Accounting Policies

Description of Business – Animal Life Sciences, Inc. ("we", "our" or the "Company") is a Nevada corporation, which was originally formed as a limited liability company on August 22, 2018. The Company is a pharmaceutical and nutritional development company focused on the licensing, development and commercialization of safe and effective treatments for pet animals based on cutting edge human cancer technologies. The Company has entered into sub-license agreements with three minority shareholders, pertaining to certain prospective technologies that those members have licensed from major health research institutions (see Note 3). The Company converted from a limited liability company to a corporation, and changed its name from Animal Life Sciences, LLC to Animal Life Sciences, Inc., effective June 13, 2019.

Basis of Presentation – The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's equity accounts have been retroactively restated to reflect the conversion from a limited liability company to a corporation, in June 2019. The financial statements and notes are the representations of management, which is responsible for their integrity and objectivity.

Cash and Cash Equivalents – The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents.

Income Taxes – From inception through December 31, 2018, the Company was treated as a partnership for federal and state income tax purposes, therefore, all tax related attributes were allocated directly to the members and the Company did not record any income tax related asset, liability or expense accounts. In June 2019, the Company converted into a corporate form, effective as of January 1, 2019, and adopted the accounting policy described in the next paragraph as of that date.

The Company applies a more-likely-than-not recognition threshold for any tax uncertainties. Accordingly, only those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities are recognized. The Company's management has reviewed the Company's tax positions and determined there were no significant outstanding or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which became effective for private companies on January 1, 2019. ASU 2014-09 replaced numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact that this standard will have on its financial statements at the time the Company starts to generate revenue or enters into other contractual arrangements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions.

Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company currently has no outstanding leases, however, it is evaluating the impact that this standard could have on its financial statements.

Related Parties: - The Company accounts for related party transactions in accordance with ASC 850 ("Related Party Disclosures"). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Use of Estimates – In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Considerations – The Company's financial instruments (primarily cash, receivables and payables) are carried in the accompanying balance sheet at historical costs, which approximate fair value.

(2)   Convertible Notes Payable

On December 26, 2018, the Company entered into unsecured convertible notes payable with two individuals who are considered to be related parties for aggregate proceeds of $26,000. The terms of these notes were as follows: (i) Interest bearing at rate of 5% per annum, and (ii) Principal and accrued interest due at maturity five years from the date of issuance.

These notes were structured to be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of one share for each $0.0289 of note principal. Pursuant to the note agreements, the holders were also granted warrants to purchase up to 5,490,000 additional shares of the Company's common stock in three equal tranches at exercise prices of $0.10, $0.20 and $0.30 per share, for a period of five years from issuance. The Company calculated the value of the warrants at the time of the issuance using the Black-Scholes valuation model and determined that such value was negligible. Accordingly, no accounting recognition has been given to the warrants in the Company's financial statements.

As of March 28, 2019, the holders elected to convert the full amount of the notes into shares of the Company's common equity. Accordingly, the holders received the equivalent of a total of 900,000 shares of such common stock upon the Company's subsequent conversion into a corporate form in June 2019.

(3)   Stockholders' Equity

Common Stock –

In August 2018, the Company issued its initial equity units in exchange for a cash contribution from its founder in the amount of $12,500. Upon conversion into corporate form in June 2019, this contribution was converted into 3,125,000 shares of common stock.

In late 2018 and early 2019, the Company issued additional equity units in exchange for entering into sub-license agreements with three minority members pertaining to certain technologies that those members have licensed from major health research institutions. Upon conversion into corporate form in June 2019, those equity units were converted into a total of 1,756,250 shares of common stock.

In April 2019, the Company commenced a private placement offering of its common stock to a group of accredited investors under SEC Regulation D at an offering price of $0.96 per share. In this private placement offering, the Company issued a total of 207,084 shares of common stock in exchange for cash contributions received from five accredited investors in the total amount of $198,800.

Stock Compensation Expense –

In May 2019, the Company awarded 845,000 shares of common stock to its chief executive officer and 25,000 shares of common stock to a consultant. The Company valued the stock awards at a total amount of $25,144, based on the $0.0289 per share conversion price of the convertible notes payable (see Note 2). These two stock awards are subject to vesting periods of three years and one year, respectively. Accordingly, the Company is amortizing the value of these awards over such vesting periods and recorded stock compensation expense for the period from May 2019 to December 2019 in the amount of $5,909.

(4)   Related Party Transactions

As indicated in Note 2, the Company entered into unsecured convertible notes payable with two individuals who are considered to be related parties in December 2018.

Additionally, the Company made unsecured advances in late 2018 and early 2019 totaling $23,700 to another related company which was initially considered to be a potential merger partner of the Company. Such merger plan was subsequently abandoned, therefore, the unsecured advances were converted into a more formalized lending arrangement, with the following terms: (i) the advances accrue interest at the rate of 10% per annum, and (ii) there is presently no specified maturity date for the principal and accrued interest applicable to these advances. As of December 31, 2019, the Company had accrued interest on such advances in the total amount of $1,801.

(5)   **Subsequent Events**

Management performed an evaluation of the Company's activities through April 20, 2020, the date the financial statements were available to be issued, noting no subsequent events that were required to be recognized or disclosed in the financial statements, except as indicated below.

Since December 31, 2019 and through the date of this report, the entire global economy has been substantially impacted by the coronavirus pandemic which began in China and has spread to the United States and most other parts of the world. As disclosed in Note 1, the Company is focused on the licensing, development and commercialization of safe and effective treatments for pet animals based on cutting edge human cancer technologies. The Company believes that the range of possible impacts on its business from the coronavirus pandemic could include, but would not necessarily be limited to, one or more of the following factors:

- A positive impact due to an increasing demand for consumer or medical products utilizing technologies being licensed by the Company
- A negative impact due to rising bottlenecks in the supply chain of goods and services needed to pursue the Company's business strategy
- A negative impact due to a contraction in the capital markets required to support the Company's business strategy

At this time, the Company believes that it is premature to determine the potential impact on the Company's business prospects from these or any other factors that may be related to the coronavirus pandemic.

EXHIBIT D

Offering Page found on Intermediary's Portal.





Company Name	Animal Life Sciences

Logo



Headline	Human health engineered for pets

Cover photo



**Hero
Image**



Tags   pets, Science, Healthcare, Research, Pharma

**Pitch
text**

Summary

- Exclusive licensee for pet market on 10 critical human drugs in development
- Licensed, patent pending drugs have deployed $98 million in research
- Drugs address top pet killers--leukemias, tumors, skin conditions
- Healthy pet supplements developed at leading cancer research institute
- E-com pet food launch planned for late 2020 into $6.8 B high growth market
- Founded by leading scientists; led by experienced high growth startup execs
- Rare combo of veterinary medicine and pet food/supplements

Problem

Progress in veterinary medicine is slow

Cancer is the leading cause of death among dogs and cats. Almost 50% of dogs and 33% of cats over the age of 10 will die of cancer. Billions in research dollars have been spent to improve our own health, yet progress in veterinary medicine lags years behind the scientific breakthroughs seen in human health. This innovation gap between human science and veterinary medicine costs the lives of millions of beloved pets and is the primary reason Animal Life Sciences was founded.

Solution

Animal Life Sciences: applying human health innovations to pets

Animal Life Sciences is a nutritional and pharmaceutical development company focused on the licensing, development and commercialization of safe and effective treatments for cats and dogs suffering from some of the most deadly diseases. We were founded by leading scientists, clinicians and executives to create health care solutions for pets based on cutting-edge human cancer technologies.



OUR FOUNDATION

Animal Life Sciences was founded by leading scientists, clinicians and executives with decades of experience in drug discovery and bringing products to the market.



OUR STRATEGY

Our strategy is to leverage the breakthrough advances in human drug development generated from leading cancer research institutions, by applying them to veterinary medicine under the guidance of our leading experts.



OUR GOALS

We plan to continue to expand our development pipeline by licensing more drug technologies and to utilize our scientific and clinical expertise to create a brand of scientifically engineered food products for direct distribution to pet owners across the globe.

Product

A holistic approach to animal health

Our products leverage advances in human drug development to improve pet health and science. We are currently developing advanced medicines to help address several pet diseases, as well as scientifically engineered supplements and food designed to promote pet health.


PREMIUM
Small Breed
Adult Dogs
Proprietary Formula
8.3 LBS
DOG
FOOD
CAT TREATS
WET
DOG
FOOD

Traction

Focusing on veterinary health

We've licensed 10 different patent-pending medications designed to treat high frequency pet killers such as leukemia, and many forms of brain and other tumors, as well as topical treatments for many inflammatory skin conditions. To complement our drug portfolio, we are also in the process of creating a proprietary line of organic pet food & supplements, which are on track to go to market in late 2020. The basis of these developments are from partnerships with leading human and pet health research institutions including Moleculin Biotech, CNS Pharmaceuticals, WPD Pharmaceuticals, and others. With a strong scientific advisory board, we are exploiting years of research targeting human health to exclusively focus on pet health.


PIPELINE
Drug
Preclinical
Phase I
Phase II
BERUBICIN
Brain Tumors
ANNAMYCIN
Leukemia
WP1066
Multiple Tumors
WP1220
Skin Disease
WP1122
Multiple Tumors
WPD101
Brain Tumors
WPD102
Uveal Melanoma
WP1234
Multiple Tumors
WPD103
Multiple Tumors
WP1732
Pancreatic Cancer

Customers

For vets and pet owners

Animal Life Sciences was founded to bridge the gap between human and veterinary science, particularly in the field of cancer. Our cutting edge drug candidates are being engineered to go after very aggressive cancers, while our pet food line is being developed to boost pets immune systems to help fight against these ugly diseases and to help maximize their long-term health.



Business Model

Re-framing human health & research for pets

Our business model mirrors that of human drug development and research. With our current funding, we will continue to develop our portfolio of technologies to bring them to the global market and we will continue to develop our proprietary line of healthy pet food and supplements to help generate revenue for us to scale our distribution.


BUSINESS MODEL
MAYO CLINIC
WAKE FOREST
ALS Veterinary Medicine
Human Clinical Trial Data, licensed with exclusivity for pets!
Direct 2 Consumer launched Pet Foods/Supplements
Largest Cancer Research and Treatment Center in the World
ALS Scientifically Engineered Food Products
EMORY UNIVERSITY
THE UNIVERSITY OF IOWA

Market

Reaching 2 key markets

Animal Life Sciences capitalizes on two essential markets for pet owners. The first is medicine, which is valued at a market rate of $15.51B annually. The second is pet food, which is a $29.88B market. Over 68% of US households own pets, and spend $70B+ annually on their pets.


TARGET MARKET #1
PET MEDICINE
$15.51B



Competition

Revolutionizing pet health research

Animal Life Sciences is utilizing cutting edge cancer research in humans to understand how best to address pet health issues. With our dual lines of medication and food, we occupy a unique position in the pet health industry and can provide an in depth understanding of pet health from a disease research perspective, as opposed to dietary research.

Vision

A new approach to pet disease prevention and treatment

Our ultimate goal is to help prevent and treat life-threatening diseases such as cancer in pets. Moving forward, we plan to use our scientific and clinical expertise to create a brand of scientifically engineered food products for direct distribution to pet owners across the globe. In addition to global distribution, we plan to finalize our drug development and to expand our development pipeline by licensing more drug technologies in the future.

Founders

Founded by leading scientist

DR. WALDEMAR PRIEBE: Department of Experimental Therapeutics, Division of Cancer Medicine

Dr. Priebe is a Professor of Medicinal Chemistry in the Department of Experimental Therapeutics at MD Anderson Cancer Center. He is the inventor of more than 50 patents, the author of more than 200 scientific publications, and discoverer of five drugs that have reached clinical studies in humans. As the founder or founding scientist of 6 pharmaceutical companies, including three listed on Nasdaq, Dr. Priebe has been integral in advancing multiple drugs through the preclinical pipeline and clinical development. Notably, Dr. Priebe was one of the founding scientists of Reata Pharmaceuticals, a $3 Billion Nasdaq listed company.

Team

	Hughes Watler	CFO	25 yrs as CFO of public and private companies. Experience in all aspects of financial mgmt.; incl. various debt and equity. Expertise in: M & A, Financial Planning and Analysis, SEC regulations, Risk mgmt, and Internal controls.
	Terry Tognietti	CEO	P&G, then in 1987 Co-Founder, Co-CEO/President of The Drypers Corp-Entrepreneur of the Year and Inc magazine cover in 1994 (fastest growing privately held company in America). '98-current helped multiple co's build multi-million brands.
	Jonathan Camarillo	VP, Business Development	20-yr career Marine Corps officer--leadership roles incl. commanding officer and Marine Corps representative to Latin America. Awards: Meritorious Srvc Medals (2), Navy-Marine Corps Commendation x4(one combat V), Combat Action Ribbon.
	Dr. Wayne Rosenkrantz	Scientific Advisory Board Member	Grad UC Davis; past Pres American Coll. Veterinary Dermatology, w/practice in Calif. Published and lectures extensively. awarded the DVM Pharmaceutical Award of Excellence and the Frank Král award for his contributions to veterinary dermatology
	Dr. Arthur Swiergiel	Scientific Advisory Board Member	Dept head of Animal & Human Physiology, Univ of Gdansk, Poland. Doctorate from Sidney Sussex College of Cambridge University. Worked as a consultant for Science Diets and has authored or co-authored over two hundred scientific publications.

Perks

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E

Form of
Subscription Agreement for Omnibus Common Stock Investment Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Animal Life Sciences, Inc.

Subscription Agreement for
Omnibus Common Stock Investment Agreement

Series 2020 - Common Stock

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Animal Life Sciences, Inc., a Nevada corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes to purchase shares of the Company's common stock, par value $0.001 per share (the "**Common Stock**") at a price per share of $1.00 for a total aggregate subscription amount (the "**Subscription Amount**") of $[________] (the "**Subscription**"). The Subscription Amount shall be represented by a pro rata beneficial interest (based on the Subscription Amount) in the Omnibus Common Stock Investment Agreement, in the form attached hereto as Exhibit A (the "**Omnibus Common Stock Investment Agreement**"), issued by the Company to the trustee and custodian designated in the Omnibus Common Stock Investment Agreement.

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. This Agreement shall be validly executed and become a binding and fully enforceable agreement between the Company and the Subscriber upon the following terms being met:

      (i) Subscriber's completion the investment commitment process on the Portal (as defined in Exhibit A) hosting the Company's offering;

(ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's Form C (as defined below);

(iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Common Stock Investment Agreement, whereby the Subscriber will establish a custodial account (a "**Custodial Account**") with such trustee and custodian (or in the event Subscriber already has a Custodial Account with such trustee and custodian, verification of such) for the purpose of holding the Common Stock issuable to the Subscriber pursuant to this Agreement;

(iv) Subscriber's delivery of an executed counterpart of this Agreement and the proxy agreement attached hereto as Exhibit B (the "**Proxy Agreement**"); and

(v) the Company counter-signing this Agreement and the Proxy Agreement.

(b) *Nature of Interest in Omnibus. Common Stock Investment Agreement*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, with any voting, information or inspection rights not explicitly provided by the Omnibus Common Stock Investment Agreement (or the Subscriber's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Common Stock Investment Agreement.

(c) *Limitation on Participation in Company Affairs*. Except as specified in Exhibit A, nothing in this Agreement shall be construed to provide the Subscriber, as a holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, with any right to vote, receive information, conduct inspections or receive dividends or be deemed the holder of Common Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights.

(d) *Information About the Company*. The Company is a start-up venture which was organized on August 22, 2018 and currently owns only a nominal amount of assets. The Company is a pharmaceutical and nutritional development company focused on the licensing, development and commercialization of safe and effective treatments for pet animals based on human cancer technologies. The Company has not presently undertaken any business operations; however, it has entered into sub-license agreements with three of its minority members, pertaining to certain prospective technologies that those members have recently licensed from major health research institutions. The Company will require significant additional equity investments and/or debt capital in order to generate sufficient operating cash flow from operations to be able to sustain its operations. There can be no assurances that the Company will be successful in obtaining any such additional equity investments or debt capital, or if it does, that it will be able to successfully utilize such financial resources to ultimately generate sufficient operating cash flow from operations.

(e) *Additional Financings*. The Company will need to complete several additional, significant rounds of financing in order to execute on its business strategy, such financings may be at prices below the purchase price of the shares of Common Stock being offered pursuant to this Omnibus Common Stock Investment Agreement. The Subscriber has no right to protect its investment in the Common Stock and may be substantially diluted by additional financings in the future.

3. **Closing.** The closing of the transaction(s) contemplated hereby will occur in accordance with the terms stated in the Company's offering statement on a Form C and its exhibits, as filed with the U.S. Securities and Exchange Commission (the "**SEC**") in connection with the offer and sale of securities hereunder (the "**Form C**").

4. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance of the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(c) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(d) The Subscriber has been advised that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Subscriber understands that neither the Omnibus Common Stock Investment Agreement (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF (as defined in Exhibit A), in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder shall be subject to the terms and conditions set forth in the Omnibus Common Stock Investment Agreement, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Common Stock Investment Agreement.

(e) The Subscriber is purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(f) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

(g) The Subscriber is making the Subscription, and purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement, in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(h) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities.

(i) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Common Stock Investment Agreement and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Omnibus Common Stock

Investment Agreement and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(j) The Subscriber (i) understands and acknowledges that as the holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber shall have no information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make by law, (ii) understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder, and (iii) acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Common Stock Investment Agreement in its sole and absolute discretion.

(k) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement.

(l) The Subscriber understands that its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Subscriber may dispose of any of the securities issued to it by the Company only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register any of the securities issued by the Company, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the securities become freely transferable, a public market may not ever develop for the beneficial interests in the Omnibus Common Stock Investment Agreement and/or underlying securities. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of its investment in the Omnibus Common Stock Investment Agreement for an indefinite period of time.

(m) The Subscriber agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of its investment in the Omnibus Common Stock Investment Agreement or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(n) The Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual that is, or is employed by or associated with an entity that is, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Common Stock Investment Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(o) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Form C.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Common Stock Investment Agreement; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities.

(q) Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein, and that the Company is relying on such representations and warranties and covenants in making the determination to accept or reject this Agreement.

(r) Subscriber hereby agrees to indemnify, hold harmless, and reimburse the Company, the Company's officers, directors, agents, affiliates, members, managers, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon them or any such person which results, arises out of or is based upon liability that occurs as a result of an adjudication or finding by a court of competent jurisdiction of a material misrepresentation by the Subscriber in this Agreement or in any exhibits attached hereto. Notwithstanding the forgoing, in no event shall the liability of the Subscriber or permitted successor hereunder or under any other agreement delivered in connection herewith, exceed the purchase price paid by such Subscriber.

(s) Subscriber represents that the foregoing representations and warranties are true and accurate as of the date hereof and, unless Subscriber otherwise notifies the Company prior to the end of the offering, shall be true and correct as of the end of the offering. If any of the above representations and warranties shall cease to be true and accurate prior to the end of the offering, notice of such fact can be provided to the Company by facsimile or e-mail specifying which representations and warranties are not true and accurate and the reasons therefor.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Houston, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) a member of the family of the Subscriber or the equivalent (provided subject to Rule 501 of Regulation CF if the transfer takes place such person would have met the requirements of Rule 100(a)(2) of Regulation CF if such person had Subscribed directly with the Company pursuant to this Agreement), to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, or (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the custodian and trustee in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated custodian and trustee; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Common Stock Investment Agreement applicable to Holders (as defined in Exhibit A).

(h) This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

By: _____
    Name: [Investor Name]
    Title: [If Applicable]
    Address:
    Email:
    Phone #:

Accepted and Agreed:

COMPANY:

ANIMAL LIFE SCIENCES, INC.

By: _____
    D. Hughes Watler, Jr.
    Chief Financial Officer
    2323 S. Voss Road, Suite 510-12
    Houston, TX 77057
    hughes@animallifesciences.com

FORM OF OMNIBUS COMMON STOCK INVESTMENT AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES ISSUABLE PURSUANT HERETO MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

Animal Life Sciences, Inc.

Omnibus Common Stock Investment Agreement

Series 2020 - Common Stock

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests in the securities issuable pursuant hereto (the "**Subscribers**") of up to an aggregate subscription amount of $1,091,400 of shares of the Company's Common Stock (as defined below) (the "**Shares**"), on each closing date of the offering for such Shares being conducted by Animal Life Sciences, Inc., a Nevada corporation (the "**Company**"), pursuant to Regulation CF (as defined below), the Company hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the Shares subject to such closing, subject to the terms set forth below. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Subscription Agreement for Omnibus Common Stock Investment Agreement to which this Omnibus Common Stock Investment Agreement is attached.

1. Definitions.

"**Business Day**" shall mean days that the New York Stock Exchange is open for trading for three or more hours.

"**Common Stock**" shall mean the Company's common stock, par value $0.001 per share.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a beneficial interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Material Adverse Effect**" means any material adverse effect on the business, operations, properties, or financial condition of the Company and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its obligations under this agreement in any material respect.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding, as promulgated under Section 4(a)(6) of the Securities Act.

2. Company Representations.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   Assuming the representations and warranties of the Subscriber in Subscription Agreement for Omnibus Common Stock Investment Agreement are true and correct, neither the issuance nor sale of the Shares nor the performance of the Company's obligations under the Subscription Agreement for Omnibus Common Stock Investment Agreement and all other documents entered into by the Company attached thereto will:

(i)   violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would be reasonably likely to constitute a default) under (A) the articles of incorporation, charter or bylaws of the Company, (B) to the Company's knowledge, any decree, judgment, order, law, treaty, rule, regulation or determination applicable to the Company of any court, governmental agency or body, or arbitrator having jurisdiction over the Company or over the properties or assets of the Company or any of its affiliates, (C) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or other similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Company or any of its affiliates is a party, by which the Company or any of its affiliates is bound, or to which any of the properties of the Company or any of its affiliates is subject, or (D) the terms of any "lock-up" or similar provision of any underwriting or similar agreement to which the Company, or any of its affiliates is a party except the violation, conflict, breach, or default of which would not have a Material Adverse Effect; or

(ii)   result in the creation or imposition of any lien, charge or encumbrance upon the Shares or any of the assets of the Company or any of its affiliates, except in favor of Subscriber as described therein; or

(iii)   result in the activation of any anti-dilution rights or a reset or repricing of any debt, equity or security instrument of any creditor or equity holder of the Company, or the holder of the right to receive any debt, equity or security instrument of the Company nor result in the acceleration of the due date of any obligation of the Company; or

(iv)   result in the triggering of any piggy-back or other registration rights of any person or entity holding securities of the Company or having the right to receive securities of the Company.

(d)   No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Company, or any of its affiliates, or the Company's stockholders is required for the execution of this instrument by the Company, and compliance and performance by the Company of its obligations under the this instrument, including, without limitation, the issuance and sale of the Shares. This instrument and the Company's performance of its obligations thereunder have been unanimously approved by the Company's members. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority in the world, including without limitation, the United States, or elsewhere is required by the Company or any affiliate of the Company in connection with the consummation of the transactions contemplated by this instrument, except as would not otherwise have a Material Adverse Effect. Any such qualifications and filings will, in the case of qualifications, be effective on the closing of this transaction and will, in the case of filings, be made within the time prescribed by law.

(e)   The Company shall reserve from its authorized but unissued shares of Common Stock for issuance and delivery pursuant to this Omnibus Common Stock Investment Agreement, 1,091,400 shares of the Common Stock. All such shares shall be duly authorized, and when issued pursuant to this Omnibus Common Stock Investment Agreement , shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Common Stock Investment Agreement.

(h)   The Company represents that the foregoing representations and warranties are true and correct as of the date hereof in all material respects, and, unless the Company otherwise notifies the Prime Trust and the Holders prior to the closing of the offering, shall be true and correct in all material respects as of the closing of the offering; provided, that, if such representation or warranty is made as of a different date, in which case such representation or warranty shall be true as of such date.

3. Prime Trust Representations.

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   Prime Trust shall distribute the Shares to the Custodial Accounts of the Holders based on their pro rata beneficial interest in this Omnibus Common Stock Investment Agreement.

4. Transfer Restrictions.

(a)   Subject to its internal controls and procedures, Prime Trust shall only approve a request by a Holder to transfer such Holder's Shares from the Holder's Custodial Account upon the occurrence of the later of: (i) the date of the termination of the Lock-Up Period (as defined below); and (ii) the date the Shares may be resold or otherwise transferred pursuant to Rule 501 of Regulation CF.

(b)   In connection with an initial public offering of Common Stock by the Company (an "**IPO**"), unless not required by the managing underwriter or lead placement or selling agent of the IPO, during the period commencing on the date of the final prospectus or offering circular relating to a IPO and ending on the date specified by the managing underwriter or lead placement or selling agent, not to exceed one hundred and eighty (180) days from the date of the final prospectus or offering circular relating to the IPO (the "**Lock-Up Period**"), neither Prime Trust nor any Holder shall: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 4(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding

Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 4(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 4(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 4(a)):

> THE ISSUANCE AND SALE OF THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR APPLICABLE STATE SECURITIES LAWS. THE COMMON STOCK MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE COMMON STOCK UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT, OR OTHERWISE.

(d)   No portion of this instrument (or any beneficial interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any beneficial interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Common Stock Investment Agreement (or any beneficial interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Information Rights. The Company shall furnish to Prime Trust books and records, as required by Nevada law and the Company's bylaws, upon Prime Trust reasonable request, which shall be made when the number of beneficial interest holders of this Omnibus Common Stock Investment Agreement, constituting a majority of beneficial interest holders make sure request. In order to constitute a majority of beneficial interest holders, a majority of the underlying Subscribers in this Omnibus Common Stock Investment Agreement must petition Prime Trust, in writing, within any thirty (30) calendar days, to make a books and records request upon the Company, upon meeting such requirement, Prime Trust shall make such request, in accordance with the notice provisions herein and if accepted, the Company shall provide the requesting beneficial interest holders, as identified by Prime Trust, the books, records or other information request, directly.

7. Miscellaneous.

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their beneficial interests in this instrument for Omnibus Common Stock Investment Agreements in certificated form. Notwithstanding anything to the contrary in this Omnibus Common Stock Investment Agreement, upon written notice from the Company and subject to its internal controls and procedures, Prime Trust shall transfer the Shares subject to this Omnibus Common Stock Investment Agreement from the Custodial Accounts to the account dictated by each Holder.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Common Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Omnibus Common Stock Investment Agreements.

(c)   The Company shall defend, protect, indemnify and hold harmless Prime Trust and each Holder of the Shares and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "**Indemnitees**") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "**Indemnified Liabilities**"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Omnibus Common Stock Investment Agreement, (b) any breach of any covenant, agreement or obligation of the Company contained in the Omnibus Common Stock Investment Agreement or (c) any cause of action, regulatory action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any cause of action, suit or claim filed by another shareholder, whether presently a shareholder or not, of the Company) and arising out of, resulting from, or relating to the execution, delivery, performance, enforcement, or act or omission of any Indemnitee relating to any rights or obligations arising from or as a result of the Omnibus Common Stock Investment Agreement.

(d)   Each person entitled to indemnification under the Subscription Agreement for Omnibus Common Stock Investment Agreement and under this Omnibus Common Stock Investment Agreement (for the purpose of this Section 7(d) only, an "**Indemnified Party**") shall give notice as promptly as reasonably practicable to each party required to provide such indemnification (for the purpose of this Section 7(d) only, an "**Indemnifying Party**") of any action commenced against or by it in respect of which indemnity may be sought hereunder, but failure to so notify an Indemnifying Party shall not release such Indemnifying Party from any liability that it may have, otherwise than on account of the indemnity provisions contained in the Subscription Agreement for Omnibus Common Stock Investment Agreement and under this Omnibus Common Stock Investment Agreement, so long as such failure shall not have materially prejudiced the position of the Indemnifying Party. Upon such notification, the Indemnifying Party shall assume the defense of such action if it is a claim brought by a third party, and after such assumption the Indemnifying Party shall not be entitled to reimbursement of any expenses incurred by it in connection with such action except as described below. In any such action, any Indemnified Party shall have the right to retain its own counsel. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld or delayed by such Indemnifying Party), but if settled with such consent or if there be final judgment for the plaintiff, the Indemnifying Party shall indemnify the Indemnified Party from and against any loss, damage or liability by reason of such settlement or judgment.

(e)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the beneficial interests of the Holders).

(f)   All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) or (b) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be such party's address listed on the signature page, as subsequently modified by written notice.

(g)   Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Common Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise. To the extent any dividends are paid on the Shares, Prime Trust agrees to distribute the dividend amounts to the Holders of the Shares in proportion to their pro-rata beneficial interest in this Omnibus Common Stock Investment Agreement.

(h)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(i)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(j)   All securities issued under this instrument may be issued in whole or fractional parts.

(k)   All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(l)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Houston, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(m)   This Omnibus Common Stock Investment Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Omnibus Common Stock Investment Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Common Stock Investment Agreement to be duly executed and delivered.

ANIMAL LIFE SCIENCES, INC.

By: _____

    D. Hughes Watler, Jr.
    Chief Financial Officer
    2323 S. Voss Road, Suite 510-12
    Houston, TX 77057
    hughes@animallifesciences.com

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____

    Name:
    Title:
    Address: 330 S. Rampart Blvd. Ste. 260, Las Vegas, Nevada, 89145, United States
    Email: portals@primetrust.com

FORM OF PROXY

Irrevocable Proxy

Reference is hereby made to that certain Subscription Agreement for Omnibus Common Stock Investment Agreement (the "***Subscription Agreement***") and that certain Omnibus Common Stock Investment Agreement (the "***Omnibus Common Stock Investment Agreement***") dated [Date of Omnibus Common Stock Investment Agreement] between Animal Life Sciences, Inc., a Nevada corporation (the "***Company***"), and Prime Trust, LLC, as custodian and trustee ("***Prime Trust***"), in which the undersigned (the "***Holder***") holds a beneficial interest. In connection with the Holder's beneficial interest in the Omnibus Common Stock Investment Agreement pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, the Holder and Prime Trust hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the securities issued by the Company in which Prime Trust acts as custodian for the Holder as of the date of this irrevocable proxy or any subsequent date (the "***Shares***"), the Holder hereby grants to Prime Trust an irrevocable proxy under Nevada Revised Statute 78.355 to vote the Shares in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the custodial holder ("***Custodial Holder***") of the irrevocable proxy (rather than the Holder), will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote by order of law. Prime Trust, as the Custodial Holder, hereby agrees to vote (with respect to the Shares, if any, consistently with the majority of the Common Stock on which such Shares are based. This proxy revokes any other proxy granted by the Holder at any time with respect to the Shares.

    b. The Custodial Holder shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Custodial Holder's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Custodial Holder's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Custodial Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire and terminate upon the Company becoming subject to requirements to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended.

2. **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Custodial Holder as follows:

a. The Holder has the all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

b. There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Custodial Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Custodial Holder may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Omnibus Common Stock Investment Agreement.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) Holder and (ii) Custodial Holder.

7. **Assignment**.

a. In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Custodial Holder substantially identical to this irrevocable proxy.

b. The Custodial Holder may transfer its rights as the custodial holder under this instrument after giving prior written notice to the Holder *provided* such assignee must be a qualified trustee and custodian.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered.

INVESTOR:

By:_____
        Name: [Investor Name]
        Title; [If Applicable]
        Date:

Prime Trust, LLC

By: _____
        Name:
        Title:
        Date:

EXHIBIT F
Video Transcript

ALS Crowdfunding Script

--- TERRY HOLDING PUPPY ---

As adorable as this puppy is, there's a 47% chance that it will develop some type of terminal cancer that will take its life. 32% of cats will also fall victim to some type of cancer.

That's a lot of sick animals when you consider that there are more than 89 million dogs and over 94 million cats in the United States alone.

--- STOCK FOOTAGE OVERLAY ---

But when they suffer… our hearts feel their pain and we will do almost anything to help these beautiful creatures that we care so deeply about.

--- TERRY FACING CAMERA ---

Hi, my name is Terry Tognietti and I'm the CEO of Animal Life Sciences, a pharmaceutical and nutritional development company focused on the advancement of cutting-edge therapeutic treatments and nutritional products for pets.

Our mission is simple—to help pets live happier, healthier, and longer lives through scientifically engineered medications and pet food, based on healthy, often natural ingredients, similar to how it is done for humans. Our portfolio is part of a $98 million human clinical trial program so we are thrilled to have negotiated these exclusive rights to manufacture these drugs specifically for the pet sector

Our licensed technologies were discovered and developed by leading scientists, clinicians and executives with decades of experience in drug discovery and medical research.

When you think about the scientific breakthroughs that we've seen in humans to fight some of the most aggressive cancers… it's extremely impressive.

Unfortunately, this progress hasn't necessarily transferred over into veterinary medicine and this innovation gap between human science and veterinary medicine was the primary reason Animal Life Sciences was founded.

We have licensed 10 different cancer drug technologies that are being developed for the treatment of humans and now we plan to take this wealth of research and apply it to veterinary medicine to develop a robust drug pipeline for the pet sector… to go after some of the deadliest diseases found in pets.

To complement our robust drug candidate portfolio, we are also in the process of formulating a proprietary line of pet supplements to help boost pet's immune systems to help protect against some very ugly diseases.

The demand for higher-quality premium food has grown dramatically over the past 10 years, with natural and organic pet food sales in the United States increasing 126% between 2009 and 2019, with sales expected to eclipse $6.8 billion this year.

We are dedicated to the belief that the same scientific advances in human nutrition can also benefit nutrition for our pets.

Our 5-year plan is to build one of the best scientifically engineered pet companies in the world and complimented by our team's experience, and technologies developed by the world's leading scientific and academic research institutions, we'll do just that.

With the money raised in this offering, we will continue to develop our portfolio of technologies to bring them to the global market, and we'll continue to develop our proprietary line of healthy pet foods and supplements

We hope you will join us in our mission to keep our pets healthy by reserving your spot as an investor in Animal Life Sciences today.

We look forward to having you join us on this amazing journey!